Exhibit 99.1

Atento announces signing of new super senior revolving credit facility

•	The IDB Invest credit facility to provide $43 million in financing, which may be raised to $50 million
•	New credit facility further strengthens Atento’s capital structure, following 2021 bond refinancing

New York, December 29, 2021– Atento S.A. (NYSE: ATTO, “Atento”), one of the world’s five largest providers of customer relationship and business process outsourcing (CRM / BPO) services and sector leader in Latin America, announced today that it entered on December 23, 2021 a new super senior revolving credit facility with IDB Invest, the private sector arm of the Inter-American Development Bank.

The new credit facility will initially provide total financing commitments of up to $43.0 million. A further $7.0 million may be committed if Atento exceeds a net worth test. The new credit facility has a five-year term to December 23, 2026 and will replace Atento’s existing $50 million super senior revolving credit facility, which matures on February 10, 2022. Atento intends to draw the new credit facility to repay the $25.0 million outstanding under the existing revolving credit facility, and to use the remainder of the funding for its working capital and capital expenditure needs in Latin America.

With this financial milestone and following the refinancing of Atento’s senior secured notes in February 2021, Atento has successfully completed its refinancing strategy to extend the maturity date of its main debt instruments until 2026. At the same time, the new revolving credit facility lowers Atento’s cost of debt.

Under the terms of the IDB financing, Atento must work closely with IDB to promote certain environmental and social standards, including gender diversity commitments, and shall be subject to certain ESG and sanctions related provisions in addition to customary lending covenants, events of default and reporting obligations.

José Azevedo, Atento’s Chief Financial Officer, said, “As part of our goal to deliver long-term value creation for shareholders, we have been refinancing and de-risking Atento’s capital structure. Following the refinancing of $500 million of senior secured notes earlier this year, which extended the average life of Atento’s debt to 4.3 years from 1.5 years, our new revolving credit facility through IDB Invest further strengthens our capital structure while providing additional financial flexibility and reducing Atento’s financing costs.” Mr. Azevedo added, “The advantageous financing was made possible by Atento’s ESG alignment with IDB Invest, as well as effective management of our balance sheet.”

About Atento
Atento is the largest provider of customer relationship management and business process outsourcing (“CRM BPO”) services in Latin America, and among the top five providers globally. Atento is also a leading provider of nearshoring CRM BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 14 countries where it employs approximately 139,800 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2019, Atento was named one of the World’s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. Also, in 2021 Everest named Atento as a star performer Gartner named the company as a leader in the 2021 Gartner Magic Quadrant. For more information visit www.atento.com

Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. In particular, these forward-looking statements include those about the refinancing of Atento’s existing super senior revolving credit facility with its new super senior credit facility. These statements reflect only Atento’s current expectations and are not guarantees of future performance, results or outcomes. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; Atento’s ability to recover consumer receivables on behalf of its clients; and the on-going COVID-19 pandemic. Atento is also subject to other risk factors described in documents filed by Atento with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Media inquiries

press@atento.com

Investor relations inquiries

Ivan Peill
InspIR Group
ivan@inspirgroup.com